Performance Credit Rider

This rider is made part of the annuity contract to which it is attached. This rider is subject to all of the provisions in the annuity contract that do not conflict with the provisions of this rider.

If you selected this Performance Credit Rider option at application, it will be indicated under Contract Data.

This rider provides certain benefits if your contract value has not reached or exceeded a Target Value on the rider's 10th anniversary. If, on the 10th rider anniversary, your contract value has not reached or exceeded the target value (as defined below) you will receive a credit to your contract equal to 5% of your purchase payments and purchase payment credits less adjusted partial withdrawals and less purchase payments and purchase payment credits made in the prior five years. Such credit is made on the 10th rider anniversary and allocated according to your current purchase payment allocations.

Following your 10th rider anniversary, we will inform you if your contract value did not meet or exceed the Target Value and the benefit amount credited if any.

On the 10th rider anniversary and every 10 years thereafter while you have the contract, the 10-year calculation period restarts. The contract value (after any credits made) on that anniversary is used as the initial purchase payment for the calculation of the Target Value and any credit. Additional credits may then be made at the end of each 10-year period as described above.

If the rider effective date is after the contract effective date, the contract value on the rider effective date is used as the initial purchase payment for the calculation of the Target Value and any credits.

Target Value

The Target Value accumulates purchase payments and purchase payment credits at an annual interest rate of 7.2% until the 10th rider anniversary less adjusted partial withdrawals also accumulated at 7.2% until the 10th rider anniversary.

Adjusted Partial Withdrawals

We calculate the adjusted partial withdrawals for each partial withdrawal as the product of (a) times (b) where:

(a) is the ratio of the amount of partial withdrawal (including any applicable withdrawal charge) to the contract value on the date of (but prior to) the partial withdrawal; and

(b)  is the Target Value on the date of (but prior to) the partial withdrawal.

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Example of Target Value Calculation:

The following hypothetical example assumes a 7 year withdrawal charge schedule and that the contract value grows at a constant annual rate of 4.00%. Since the Target Value at the end of 10 years of $1,824.92 is greater than the Contract Value of $1,628.05, the 5% Performance Credit would be credited to the contract.

                                             Target Value
                            Target Value    adjustment for    Target Value   Contract Value  Contract Value
            Deposit or     before deposit     deposit or     after deposit   before deposit  after deposit
Time       (withdrawal)     or withdrawal     withdrawal     or withdrawal   or withdrawal   or withdrawal
-------------------------------------------------------------------------------------------------------------
 0           1,000.00              0.00         1,000.00         1,000.00             0.00       1,000.00
 1             200.00          1,072.00           200.00         1,272.00         1,040.00       1,240.00
 2            (300.00)*        1,363.58          (317.21)**      1,046.37         1,289.60         989.60
 3               0.00          1,121.71             0.00         1,121.71         1,029.18       1,029.18
 4               0.00          1,202.48             0.00         1,202.48         1,070.35       1,070.35
 5               0.00          1,289.05             0.00         1,289.05         1,113.17       1,113.17
 6               0.00          1,381.87             0.00         1,381.87         1,157.69       1,157.69
 7               0.00          1,481.36             0.00         1,481.36         1,204.00       1,204.00
 8               0.00          1,588.02             0.00         1,588.02         1,252.16       1,252.16
 9               0.00          1,702.35             0.00         1,702.35         1,302.25       1,302.25
10               0.00          1,824.92             0.00         1,824.92         1,354.34       1,354.34


 * This value includes any applicable withdrawal charge that in the above example would be $13.04. The net withdrawal amount would then be $286.96.

**   This adjusted partial withdrawal is calculated as (a) * (b) where:

         (a) = $300.00 / $1,289.60     and     (b) = $1,363.58

The target value of $1,824.92 at t=10 above can also be calculated as the sum of:
                          $1,000.00 * 1.072(to the power of 10) =    2,004.23
                             $200.00 * 1.072(to the power of 9) =      373.92
                            -$317.21 * 1.072(to the power of 8) =    (553.23)
                                                                  -------------
                                                                     1,824.92

Reset Option

You can elect to lock in the growth in your contract by restarting the 10-year period on any contract anniversary. If you elect to restart the calculation period, the contract value on the restart date is used as the initial purchase payment for the calculation of the Target Value and any credit. The restart date is the contract anniversary date just ended after we receive your request to restart the calculation period. The next 10-year calculation period will then restart at the end of the new 10-year period from the most recent restart date. We must receive your request to restart the calculation period within 30 days after an anniversary.

Fund Selection Effect on Target Value

You may allocate your purchase payments to any of the subaccounts or the fixed accounts. However, we limit the amount in the fixed accounts and the specified subaccounts as indicated under the Contract Data. When we do so, we will send you notice and ask you to reallocate your


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contract  value so that the  limitation  is satisfied  in 60 days.  If, after 60 days, the limitation is not satisfied, the rider will be terminated.


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Performance Credit Rider Fee

The charge for this rider is deducted once a year from your contract value on your contract anniversary. We pro-rate this charge among the variable subaccounts and fixed accounts in the same proportion as your interest in each account bears to your total contract value. However, any amount deducted from the fixed account will be limited to: (1) the amount of interest credited in excess of 3%; plus (2) any amounts allocated or transferred to the fixed account in that year. The charge is shown under Contract Data and is multiplied against your contract value.

If the contract is terminated for any reason or when annuity payouts begin, we will deduct the fee at that time, adjusted for the number of calendar days coverage was in place during the contract year.

Terminating the Rider

If the rider is terminated prior to the 10th rider anniversary, the contract holder loses the value of the rider. The following conditions apply to the termination of the rider:

o You may terminate the rider within 30 days following the first anniversary after the effective date of the rider.
o You may terminate the rider within 30 days following the tenth anniversary of the later of the effective date of the rider or the last reset date.
o The rider will terminate 60 days after we notify you of the need to reallocate contract values to meet the fund selection limit, if your contract values do not then meet the fund selection limit indicated under Contract Data.
o The rider will terminate on the date you make a full withdrawal from the contract, or annuity payouts begin, or on the date that a death benefit is payable.

This Rider is effective as of the contract date of this contract unless a different date is shown here.

American Centurion Life Assurance Company

/s/ Eric L. Marhoun

Secretary



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